Filed by WorldCom, Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-12
                                     under the Securities Exchange Act of 1934

                                              Subject Company:  WorldCom, Inc.
                                                   Commission File No. 0-11258

                                                              November 1, 2000

The following statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended, including statements concerning future operating performance, share of new and existing markets, and revenue and earnings growth rates. Such forward-looking statements, which are not a guarantee of performance, are subject to a number of uncertainties and other factors, that could cause actual results to differ materially from such statements, including vigorous competition; the ability to establish a significant market presence in new geographic service markets, and the success and market acceptance of new products and services. For a more detailed description of the factors that could cause such a difference, please see WorldCom, Inc.'s filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

We urge investors and security holders to read WorldCom, Inc.'s Registration Statement on Form S-4, including the prospectus and proxy statement, when they become available, because they will contain important information. When these and other documents relating to the transaction are filed with the U.S. Securities and Exchange Commission, they may be obtained without charge from the SEC's website at http://www.sec.gov. Holders of WorldCom, Inc. stock may also obtain each of these documents (when they become available) for free by directing your request to WorldCom, Inc., c/o Investor Relations Department, 500 Clinton Center Drive, Clinton, Mississippi 39056. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

WorldCom, Inc. and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of shareholders to adopt the proposals which will be set forth in the proxy statement contained in WorldCom, Inc.'s Registration Statement on Form S-4. The participants in this solicitation may include the directors and executive officers of WorldCom, Inc., who may have an interest in the transaction including as a result of holding shares of common stock and/or options to acquire the same. A detailed list of the names and interests of WorldCom, Inc.'s directors and executive officers is contained in the Company's proxy statement for its 2000 annual meeting, which may be obtained without charge at the SEC's Internet Website at http://www.sec.gov.

          THE FOLLOWING IS A PRESS RELEASE ISSUED BY WORLDCOM, INC.ON
                               NOVEMBER 1, 2000

CLINTON, Miss. - November 1, 2000 -- WorldCom, Inc. (NASDAQ: WCOM) today announced performance expectations for the fourth quarter of 2000 and full-year 2001 based on results to date. The Company issued new financial guidance due to continuing competitive pressures in the telecommunications industry, increased spending to support the Company's growth initiatives and other economic factors. Today WorldCom, Inc. also announced a plan to separate its businesses into two publicly traded tracking stocks: WorldCom, which will reflect the performance of the Company's core high-growth data, Internet, hosting and international businesses, and MCI, which will reflect the performance of its high cash flow consumer, small business, wholesale long-distance voice and dial-up internet access operations.

REVENUE GUIDANCE

Consolidated WorldCom, Inc. fourth quarter year-over-year revenue growth is expected to be in the 7 to 9 percent range. The Company currently expects fourth quarter revenue growth of approximately 12 to 14 percent for the WorldCom businesses and essentially flat for the MCI businesses. Consolidated WorldCom, Inc. revenue growth is expected to be in the 7 to 9 percent range for full year 2001. Full year 2001 revenue growth is expected to be between 12 and 15 percent for WorldCom and flat to negative 2 percent for MCI. WorldCom is expecting a compound annualized revenue growth rate of 14 to 16 percent through the 2005 time frame. Intense pricing pressures, unfavorable foreign exchange rates and the shift of consumer voice to wireless technologies are negatively affecting revenue growth.

            Current Revenue Growth Guidance:  New Reporting Format

                                                       4Q00          2001
                                                       ----          ----
Data                                                 23 to 26%    20 to 23%
International                                        25 to 30%    20 to 25%
Internet-dedicated and other                         40 to 50%    40 to 50%
Voice                                               (5) to (7%)  (6) to (8%)
                                                    -----------  -----------
WorldCom                                             12 to 14%    12 to 15%
MCI                                                  (1) to 0%    (2) to 0%
                                                    -----------  -----------
WorldCom, Inc.                                        7 to 9%      7 to 9%

EARNINGS GUIDANCE

WorldCom, Inc. currently expects fourth quarter consolidated cash earnings (earnings before goodwill amortization) per share to be between $0.34 and $0.37 per share, with WorldCom between $0.27 and $0.30 and MCI in the area of $0.07 on a pro forma basis for the tracking stock transaction. The Company expects full-year 2001 consolidated cash earnings per share (including impact of Intermedia/Digex transaction) to be between $1.55 and $1.65 per share, with WorldCom earnings of between $1.25 and $1.35 and MCI between $0.25 and $0.30 on a pro forma basis for the tracking stock transaction.

WorldCom, Inc. cash earnings expectations for the fourth quarter of 2000 and full-year 2001 are being affected by increased spending on generation d growth initiatives, such as web hosting and Internet based virtual private networks, lower revenue growth expectations, and increased employee spending.

WorldCom, Inc. Cash EPS Guidance                     4Q00           FY2001
                                                     ----           ------
Midpoint of previous "Street" estimate               $0.58           $2.60
Intermedia/Digex impact                                              (0.20)
                                                     -----           -----
                                                      0.58           $2.40
WorldCom
     Investment for growth                           (0.10)          (0.35)
     FX effect                                       (0.02)          (0.05)
     Global & Major accounts pricing                 (0.04)          (0.10)
                                                     -----           -----
                                                     (0.16)          (0.50)
MCI
     Consumer & Wholesale pricing                    (0.06)          (0.22)
     Dial-up Internet traffic mix                    (0.02)          (0.08)
                                                     -----           -----
                                                     (0.08)          (0.30)
Midpoint of WorldCom, Inc. guidance             $0.34 - 0.35         $1.60

WorldCom, Inc is scheduled to hold a meeting today from 9:00 a.m. to 12:30 p.m. EST to announce its plan to create the two publicly traded tracking stocks. The Company does not intend to provide any additional communication regarding performance for the quarter until the meeting and does not undertake any obligation to update forward-looking statements.

At the meeting, management will discuss strategic initiatives as well as answer questions from the investment community. Interested investors and media are encouraged to attend via a live web conference at http://www.wcom.com/investor/. A rebroadcast will be available on the

WorldCom website following the completion of the meeting on Wednesday, November 1, 2000.

ABOUT WORLDCOM

WorldCom (NASDAQ: WCOM) is a preeminent global communications company for the digital generation, operating in more than 65 countries. Global revenues in 1999 were $36 billion, with $15 billion from high-growth data, Internet and international services. WorldCom provides the innovative technologies and services that are the foundation for business in the 21st century. For more information go to jttp://www.wcom.com.

                                WorldCom, Inc.
                Selected Financial Information - Before Charges
                (Unaudited. In Millions, Except Per Share Data)

                                              1Q 99        2Q 99        3Q 99       4Q 99        1Q 00        2Q 00        3Q 00
                                              -----         ---          ---         ---          ---          ---          ---
Revenues:
 Voice                                       $1,876       $1,891       $1,823       $1,843       $1,824      $ 1,773      $ 1,731
 Data                                         1,335        1,413        1,514        1,568        1,727        1,834        1,913
 International                                1,022        1,075        1,107        1,192        1,346        1,423        1,570
                                                302          349          418          485          538          600          639
 Internet dedicated and other                 ------      ------      ------        ------       ------      ------        ------
   Commercial services                        4,535        4,728        4,862        5,088        5,435        5,630        5,853
 Wholesale and consumer                       2,790        2,827        2,942        2,974        2,891        2,820        2,837
 Alternative channels and small
   business                                     769          734          807          832          876          962          954
 Internet - dial                                320          364          385          428          417          405          403
   Communications services                    8,414        8,653        8,996        9,322        9,619        9,817       10,047
 Other                                          403          120           --           --           --           --           --
   Total                                     $8,817       $8,773       $8,996       $9,322       $9,619      $ 9,817      $10,047

EBITDA                                       $2,611       $2,868       $3,278       $3,500       $,3587      $ 3,692      $ 3,796
Operating income                              1,510        1,782        2,199       2,412         2,440        2,506        2,559
Net income                                      712          865        1,079        1,221        1,284        1,330        1,356
Cash earnings                                   995        1,152        1,367        1,517        1,581        1,625        1,651
Cash earnings per share                      $ 0.34       $ 0.39       $ 0.47       $ 0.52       $ 0.54      $  0.56      $  0.57
Diluted shares outstanding                    2,907        2,930        2,931        2,931        2,921        2,922        2,914

                                WorldCom, Inc.
                Selected Financial Information - Before Charges
                (Unaudited. In Millions, Except Per Share Data)

                                              1Q 99        2Q 99        3Q 99       4Q 99        1Q 00       2Q 00       3Q 00
                                              -----        -----        -----       -----        -----       -----       -----
Revenues:
 Voice                                       $1,876       $1,891       $1,823       $1,843       $1,824     $ 1,773      $1,731
 Data                                         1,335        1,413        1,514        1,568        1,727       1,834       1,913
 International                                1,022        1,075        1,107        1,192        1,346       1,423       1,570
                                                302          349          418          485          538         600         639
 Internet dedicated and other                ------       ------       ------       ------       ------      ------      ------
   Commercial services                        4,535        4,728        4,862        5,088        5,435       5,630       5,853
                                                403          120           --           --           --          --          --
 Other                                       ------       ------       ------       ------       ------      ------      ------
                                             $4,938       $4,848       $4,862       $5,088       $5,435      $5,630      $5,853
   Total                                     ======       ======       ======       ======       ======      ======      ======

Operating information as a percentage
 of revenues:
EBITDA                                       28%-30%      34%-36%      41%-43%      44%-46%      43%-45%     42%-44%     43%-45%
Operating income                             12%-14%      18%-20%      25%-27%      28%-30%      27%-29%     26%-28%     26%-28%
Net income                                     4%-6%       8%-10%      11%-13%      14%-16%      14%-16%     14%-16%     14%-16%
Cash earnings                                10%-12%      14%-16%      17%-19%      20%-22%      19%-21%     19%-21%     19%-21%

Diluted shares outstanding                    2,907        2,930        2,931        2,931        2,921       2,922       2,914


                                      MCI
                Selected Financial Information - Before Charges
                (Unaudited. In Millions, Except Per Share Data)

                                              1Q 99        2Q 99        3Q 99       4Q 99        1Q 00        2Q 00       3Q 00
                                              -----        -----        -----       -----        -----        -----       -----
Revenues:
 Wholesale and consumer                      $2,790       $2,827       $2,942       $2,974       $2,891      $2,820      $2,837
 Alternative channels and small
   business                                     769          734          807          832         8,76         962         954
                                                320          364          385          428          417         405         403
 Internet - dial                              ------      ------       ------       ------       ------      ------      ------
                                              $3,879      $3,925       $4,134       $4,234       $4,184      $4,187      $4,194
   Total                                      ======      ======       ======       ======       ======      ======      ======

Operating information as a percentage
 of revenues:
EBITDA                                        28%-30%     27%-36%      28%-30%      26%-28%      27%-29%     28%-30%     27%-29%
Operating income                              21%-23%     20%-22%      21%-23%      19%-21%      20%-22%     21%-23%     21%-23%
Net income                                     9%-11%      9%-11%       9%-11%       9%-11%      10%-12%     10%-12%     10%-12%

Diluted shares outstanding                     2,907       2,930        2,931        2,931        2,921       2,922       2,914

(1)  Based on WorldCom, Inc. shares outstanding






















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